SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Spruce Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85209E 109

(CUSIP Number)

HealthCap VIII, L.P.

Represented by its general partner

HealthCap VIII GP SA

18 Avenue d’Ouchy

Lausanne, V8 CH -1006

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209E 109

1.	Names of Reporting Persons. HealthCap VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,033,621
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,033,621

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,033,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85209E 109

1.	Names of Reporting Persons. HealthCap VIII GP S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,033,621
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,033,621

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,033,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Spruce Biosciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 2001 Junipero Serra Boulevard, Suite 640, Daly City, California 94014.

Item 2. Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	HealthCap VIII, L.P., a Delaware limited partnership (the “Fund”); and

ii.	HealthCap VIII GP SA, a corporation organized under the laws of Switzerland (the “General Partner”), which is the sole general partner of the Fund.

The principal business address of each Reporting Person is c/o HealthCap VIII GP SA, 18 Avenue d’Ouchy, Lausanne, Switzerland CH-1006. The principal business of the Reporting Persons and the Managers (as defined below) is venture capital investors focused on the health care sector.

During the last five years, none of the Reporting Persons or the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or the Managers has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 3. Source and Amount of Funds or Other Consideration

The Fund purchased the shares set forth in Item 5 using funds from working capital.

Item 4. Purpose of Transaction

The Fund acquired the shares of Common Stock reported on this Schedule 13D for investment purposes. Jonas Hansson is a director of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the shares of Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares in open market transactions, in privately negotiated transactions or through other methods, including distributions by the Fund directly to its limited partners; or (iii) continuing to hold or causing affiliates to hold the shares (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 23,214,041 outstanding Common Shares as of November 9, 2020, as reported in the Issuer’s Form 10-Q filed on November 18, 2020.

The Fund directly holds 2,033,621 shares of Common Stock. The General Partner is the sole general partner of the Fund and has voting and investment control over such shares held by the Fund. Each of Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson, Mårten Steen, Jonas Hansson, Eugen Steiner, Marile Schiess and Alex Valcu (together, the “Managers”) are members of the General Partner. Jonas Hansson, a director of the Issuer, has an indirect interest in the General Partner and is an employee of HealthCap Advisor AB. Each of the General Partner and Mr. Hansson disclaim beneficial ownership of such securities, except to the extent of its/his indirect pecuniary interest therein, and this report shall not be deemed an admission that the General Partner or Mr. Hansson is the beneficial owner of such shares.

(c) On October 14, 2020, the Fund purchased 250,000 shares of Common Stock in connection with the Issuer’s initial public offering. The purchase price was $15 per share. Also on October 14, 2020 each share of the Issuer’s preferred stock held by the Fund was automatically converted into shares of the the Issuer’s Common Stock upon the closing of the Issuer’s initial public offering, resulting in the Fund receiving 1,783,621 shares.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated February 19, 2020, certain holders of the Issuer’s common stock, including the Fund, are entitled to rights with respect to the registration of their shares of Common Stock (the “registerable securities”) under the Securities Act of 1933, as amended. Beginning 180 days after the effective date of the registration statement for the initial public offering, the holders of a majority of the then-outstanding registrable securities have demand rights to request the registration on Form S-1 of their registrable securities, provided the aggregate offering price is at least $5 million. The stockholders may only require two registration statements on Form S-1. In addition, the holders of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the anticipated aggregate offering price, net of selling expenses, is at least $1 million. The stockholders may only require two registration statements on Form S-3 in a 12-month period. If the Issuer registers any of its securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in such registration statement, subject to certain exclusions. All of these registration rights will expire, with respect to any particular holder, on the earliest to occur of (a) five years following the completion of the Issuer’s initial public offering, (b) at such time that all of the holder’s registrable securities can be sold without limitation in any three-month period without registration in compliance with Rule 144 or a similar exemption or (c) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation.

In addition, the Issuer, its directors and officers, and the holders of substantially all of its outstanding securities, including the Fund, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they agreed with the underwriters that, for a period of 180 days following the date of the underwriting agreement in connection with the initial public offering, subject to certain exceptions, they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of the Issuer’s shares of Common Stock, or any options or warrants to purchase any shares of its Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of its Common Stock.

The foregoing description of the Investors’ Rights Agreement and the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement and the Lock-Up Agreement, which are filed as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated February 19, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form S-1 (File No. 333-248924) filed on September 18, 2020).

Exhibit 3	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1/A (File No. 333-248924) filed on October 5, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2020

HEALTHCAP VIII L.P.

By its general partner HealthCap VIII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	Director

HEALTHCAP VIII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	Director